Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: October 29, 2019

Gardner DenverQ3 2019 Earnings Presentation October 29, 2019

Replay Information Dial toll-free:+1.877.344.7529 International:+1.412.317.0088 Conference ID:#10136110 Log on to:https://investors.gardnerdenver.com2

Disclaimer

Forward-Looking Statements

During the course of this presentation, we may make "forward-looking statements" within the meaning of the US federal securities laws. In fact, all statements made during this presentation other than statements of historical fact are forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates," "plans," "intends," "projects" and "indicates" and variations of such words or similar expressions are intended to identify forward-looking statements. Although they reflect our current expectations, these statements are not guarantees of future performance, and actual results may differ materially from what is expressed in or indicated by these forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in such forward-looking statements, including those risks and uncertainties described under the section titled "Risk Factors" in our most recent annual report on form 10-K filed with the Securities and Exchange Commission ("SEC"), which risks and uncertainties may be updated from time to time in our periodic filings with the SEC (accessible on the SEC's website at www.sec.gov). Forward-looking statements speak only as of the date the statements are made. The Company does not undertake to update any forward-looking statements as a result of future developments or new information, except as required by law.

Non-GAAP Financial Measures

Included in this presentation are certain non-GAAP financial measures designed to supplement, and not substitute, the financial information presented in accordance with generally accepted accounting principles in the United States of America because management believes such measures are useful to investors. The reconciliation of those measures to the most comparable GAAP measures is detailed in Gardner Denver's press release for the third quarter of 2019, which is available at https://investors.gardnerdenver.com, as well as in slides 17-19 of this presentation.

Gardner Denver
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Agenda Company Highlights Guidance Segment Highlights Strategy Update Gardner Denver/Ingersoll Rand Industrials Integration Update Q&A 4

Q3 2019 Highlights[1]

- Revenue of $597M, down 11% excluding FX
- Adjusted EPS[2] of $0.41 and Adjusted EBITDA of $142M with margin of 23.8%
  - Adjusted EBITDA **margin expansion of 30 bps sequentially** vs Q2'19 with $32M less revenue
- Upstream Energy (represents ~20% of revenue)
  - Revenue **down 46%**; Q3 market conditions in line with expectations… expecting sequential declines in Q4
- Remainder of GDI businesses (represents ~80% of revenue)[3]
  - Revenue **up 1%** and orders **up 3%** excluding FX… **on top of 8% revenue and orders growth** in prior year excluding FX
  - Global market conditions continued to soften resulting in quarter end ramp not materializing (most notably in the US) and large project pushouts; also experienced FX headwinds… expecting similar market conditions for remainder of 2019
- Executed incremental restructuring action in September that is expected to deliver **$10M in annualized savings** across total business (expecting ~$2M in 2019)
- Free cash flow (FCF)[4] of $105M, **FCF conversion of 254%**[5], and net debt leverage of **1.9x**[6]
- **Updating full year Adjusted EBITDA guidance** to a range of $550M to $570M

[1] All comparisons are versus the applicable prior year period unless otherwise noted
[2] Adjusted EPS is defined as adjusted net income divided by adjusted diluted average shares outstanding
[3] Remainder of GDI businesses defined as Industrials, Medical and mid/downstream Energy businesses
[4] Free Cash Flow is defined as cash flows from operations less capital expenditures
[5] Free Cash Flow conversion is defined as free cash flow divided by reported net income
[6] Leverage defined as net debt divided by LTM Adjusted EBITDA

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2019 Adjusted EBITDA Bridge[1,2]

2018 to 2019 Adjusted EBITDA Bridge	
2018A	**$682M**
Industrials + Mid/Down + Medical	+28M
Upstream Energy	(115M)
FX	(20M)
Corporate	(15M)
2019E	**$560M** *(Range $550M - $570M)*

- Industrials + Mid/Down + Medical:
  - Solid flow through from commercial (innovation, aftermarket, etc.) and operational initiatives (i2V, restructuring, cost control)
- Upstream Energy:
  - Original equipment expected to be down ~70%
  - ~85% of total 2019 revenue comprised of high quality aftermarket parts and services
  - Less than 10% of GDI and IR Industrials combined revenue
- FX: Headwinds largely from EUR and GBP movements
- Corporate:
  - PY legal recoveries previously expensed ~($8M)
  - Growth investments ~($5M); Other ~($2M)

[1] All Adjusted EBITDA estimates and variances are approximations and based on forward looking expectations; Segment and Corporate variances are stated excluding the impact of FX

[2] All commentary is on a total year basis and comparisons are to prior year unless otherwise noted

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Revised 2019 Guidance

	2019 Guidance *(July 2019)*	**Revised 2019 Guidance** (October 2019)
Revenue[1]	*Growth (ex-FX)*	Growth (ex-FX)
Industrials	*up MSD*	**up LSD**
Medical	*up MSD*	up MSD
Mid & Downstream Energy	*up MSD*	**flat**
Upstream Energy	*down ~30%*	**down ~35-40%**
Total Gardner Denver	*down LSD*	**down MSD**
FX Impact	*down LSD*	**down LSD**
Total Gardner Denver (incl. FX)	*down LSD to MSD*	**down HSD**
Adjusted EBITDA	*$610M – $630M*	**$550M – $570M**
Capital Expenditure	*~$50M – $60M*	**~$50M**
Tax Rate	*22% – 24%*	**~20%**
Year-end Net Debt Leverage[2]	*1.8x – 2.0x*	**~2.0x**
FCF Conversion to Reported NI / FCF $	*~100% / ~$300M*	**>100% / ~$275M**
Average Shares Outstanding[3]	*~209M*	~209M

[1] All revenue outlook commentary expressed in percentages
[2] Excluding the impact of any potential M&A activity or share repurchases
[3] Represents the expectation of weighted average diluted shares outstanding for the balance of the year based on ending share count and share price as of September 30, 2019

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Industrials Segment – Q3 Highlights

(Dollars in millions)

	As Reported	Prior Year	YOY Change	Ex-FX YOY Change
Revenue	**$315.9**	**$320.0**	**(1.3)%**	**1.4%**
Adjusted EBITDA	**$70.1**	**$72.1**	**(2.8)%**	**0.1%**
Adjusted EBITDA Margin	**22.2%**	**22.5%**	**(30) bps**	

Highlights:

- Orders up 3% ex-FX… **on top of 8% growth** in prior year
- Revenue up 1% ex-FX… **on top of 13% growth** in prior year
- Global market conditions softening with quarter end ramp not materializing (most notably in the US)
  - Americas & EMEA positive revenue/orders performance ex-FX
  - APAC growth negative due largely to project deferrals
- Adjusted EBITDA margin down 30 bps due to weakness in APAC and project deferrals; Americas/EMEA combined positive margin expansion

Innovation in Action


iConn

Ultima Oil-Free Compressor

Recently installed compressed air system at a US-based food processing facility delivering 10-15% reductions in plant electricity and natural gas consumption, saving customer $300K+ annually; system includes new Ultima oil-free compressor as well as iConn IoT platform

Gardner Denver

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Energy Segment –Q3 Highlights (Dollars in millions) As Reported Prior Year YOY Change Ex-FX YOY Change Revenue $208.5 $298.8 (30.2)% (29.0)% AdjustedEBITDA $55.4 $94.9 (41.6)% (40.7)% Adjusted EBITDAMargin 26.6% 31.8% (520) bps Highlights: Orders down 20% ex-FX Upstream orders down 37% ex-FX in line with market expectations Mid/downstream up 10% ex-FX; market environment softening and project quote to order cycle extending Revenue down 29% ex-FX Upstream revenue down 46% Mid/downstream down 1% ex-FX Adjusted EBITDA margin down 520 bps due to revenue decline in upstream slightly offset by relatively stable margin performance in mid/downstream Innovation in Action Valves and Seats Manufacturing Significant investments in state-of-the-art facilities, automation and lean manufacturing driving productivity gains on the shop floor; over 1M parts produced in the last 12 months 9

Medical Segment – Q3 Highlights

(Dollars in millions)

	As Reported	Prior Year	YOY Change	Ex-FX YOY Change
Revenue	**$72.3**	**$70.5**	**2.6%**	**4.8%**
Adjusted EBITDA	**$22.4**	**$20.5**	**9.3%**	**12.2%**
Adjusted EBITDA Margin	**31.0%**	**29.1%**	**190 bps**	

Highlights:

- Orders down 8% ex-FX… **on top of 21% growth** in prior year
  - Decline due largely to timing of PY order which customer is now ordering in smaller quarterly installments
- Revenue up 5% ex-FX
- Strong broad-based performance across all product technologies and geographies
- Adjusted EBITDA margin up 190 bps driven by volume growth and operational efficiencies

Innovation in Action


ZINSSER ANALYTIC
ZINSSER ANALYTIC

Automated Liquid Handling Sample Preparation & Analysis System

Highly engineered system incorporating multiple GDI Medical technologies including robotic liquid handling systems and specialty syringe pumps; system delivering over 30% efficiency gains to customer due to faster and more reliable testing

Gardner Denver

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Our Strategy Deploy Talent Expand Margins Accelerate Growth Allocate Capital Effectively 11

Integration Planning Process: Procurement Example

Similar Process Across Other Areas (Operations, G&A, etc.) to Deliver $250M Cost Synergies[1]

Synergy Funnel Development: Procurement Example



Post Day 1
Pre Day 1
Suppliers
RFQ Locker
Clean Team
Gardner Denver
Data request
Data & interviews
Data request
Data & interviews
Ingersoll Rand Industrials



VALUES
STEADFAST INTEGRITY
CUSTOMER FOCUS
STRATEGIC FOCUS
GLOBAL TEAMWORK
EXECUTION
CREATIVE THINKING
BIAS FOR ACTION
ALLOCATE CAPITAL EFFECTIVELY
DEPLOY TALENT
ACCELERATE GROWTH
EXPAND MARGINS
POLICY DEPLOYMENT
GROWTH ROOMS
GDX
EXECUTION EXCELLENCE

- ***A Clean Team has consolidated spend detail across both companies & is building "ready-to-go" RFQ's starting Day 1… currently analyzed ~90% of direct spend ($2B+) & ~60% of indirect spend ($0.4B+)***
- ***Utilizing principles of Gardner Denver Execution Excellence Process (GDX) to drive development of synergy funnel across all other workstreams***

[1] We expect to be able to realize anticipated cost synergies of ~$250M by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies and the associated separation.

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Gardner Denver/IR Industrials Transaction Timeline Gardner Denver and Ingersoll Rand Announcement APRIL 30, 2019 US AntitrustWaiting Period Expired JUNE 29, 2019 SEC Filings Q4 2019 –Q1 2020 Expected Closing EARLY 2020 PFS WE ARE HERE INTEGRATION PLANNING  Ingersoll Rand Closed Acquisition of Precision Flow Systems MAY 16, 2019 Initial International Regulatory Filings Submitted JULY -OCTOBER 2019 Shareholder Vote Q1 2020 13

Appendix

Q3 2019 Financial Performance (Dollars in millions, excl. EPS) Revenue $689 $597 Q3 2018 Q3 2019 Adjusted EBITDA $182 $142 Q3 2018 Q3 2019 Adjusted EPS1 $0.49 $0.41 Q3 2018 Q3 2019 Down 13% Down 11% ex-FX Down 22% Margin Down 260 bps Down 8 Cents 23.8% Margin 26.4% Margin Industrials +1% ex-FX Medical +5% ex-FX Energy -29% ex-FX   Industrials -30 bps Medical +190 bps Energy -520 bps 1Adjusted EPS is defined as adjusted net income divided by adjusted diluted average shares outstanding 15

Q3 2019 Financial Performance  Leverage Free Cash Flow 1 Working Capital (Op. Working Capital as % of LTM Sales) (Net Debt / LTM Adjusted EBITDA) 128% 254% Q3 2018 Q3 2019 2.2x 2.0x 1.9x Q3'18 Q2'19 Q3'19 Improved 130 bps Improved 0.3x Y/Y ¹ Free Cash Flow is defined as cash flows from operations less capital expenditures; Free Cash Flow conversion is defined as free cash flow divided by reported net income 25.2% 23.9% Q3 2018 Q3 2019 (Dollars in millions) Industrials decreased 450 bps Medical decreased 570 bps Energy increased 550 bps $105M $93M (FCF Conversion in % and FCF in $)16

Reconciliation of Net Income and Earnings per Share to Adjusted Net Income and Adjusted Earnings per Share

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE TO ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
(Dollars in millions, except per share amounts)
(Unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,	
	2019	2018	2019	2018
Net Income	$ 41.3	$ 72.2	$ 133.4	$ 174.9
Basic Earnings Per Share (As Reported)	$ 0.20	$ 0.36	$ 0.66	$ 0.87
Diluted Earnings Per Share (As Reported)	$ 0.20	$ 0.35	$ 0.64	$ 0.83
Plus:				
Provision for income taxes	9.0	22.6	29.2	63.2
Amortization of acquisition related intangible assets	27.9	27.2	84.5	82.8
Restructuring and related business transformation costs	9.9	12.3	16.1	25.2
Acquisition related expenses and non-cash charges	15.9	2.8	34.7	13.1
Expenses related to public stock offerings	-	0.3	-	2.2
Establish public company financial reporting compliance	-	1.3	0.6	3.2
Stock-based compensation	0.5	1.1	16.9	2.9
Foreign currency transaction (gains) losses, net	(0.6)	(0.8)	3.1	(0.6)
Loss on extinguishment of debt	-	0.9	0.2	1.0
Shareholder litigation settlement recoveries	-	-	(6.0)	(4.5)
Other adjustments	(0.1)	0.7	0.8	0.4
Minus:				
Income tax provision, as adjusted	17.5	37.9	57.9	87.7
Adjusted Net Income	$ 86.3	$ 102.7	$ 255.6	$ 276.1
Adjusted Basic Earnings Per Share	$ 0.42	$ 0.51	$ 1.26	$ 1.37
Adjusted Diluted Earnings Per Share[1]	$ 0.41	$ 0.49	$ 1.23	$ 1.32
Average shares outstanding:				
Basic, as reported	204.2	201.9	203.1	201.8
Diluted, as reported	209.0	209.1	208.6	209.6
Adjusted diluted[1]	209.0	209.1	208.6	209.6

[1] Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

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Reconciliation of Net Income to Adjusted EBITDA and Adjusted Net Income and CFOA to Free Cash Flow

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED
NET INCOME AND CASH FLOWS - OPERATING ACTIVITIES TO FREE CASH FLOW
(Dollars in millions)
(Unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,	
	2019	2018	2019	2018
Net Income	$ 41.3	$ 72.2	$ 133.4	$ 174.9
Plus:				
Interest expense	23.2	24.4	68.0	76.5
Provision for income taxes	9.0	22.6	29.2	63.2
Depreciation expense	12.7	13.4	40.3	41.2
Amortization expense	30.4	31.0	92.6	93.4
Restructuring and related business transformation costs	9.9	12.3	16.1	25.2
Acquisition related expenses and non-cash charges	15.9	2.8	34.7	13.1
Expenses related to public stock offerings	-	0.3	-	2.2
Establish public company financial reporting compliance	-	1.3	0.6	3.2
Stock-based compensation	0.5	1.1	16.9	2.9
Foreign currency transaction (gains) losses, net	(0.6)	(0.8)	3.1	(0.6)
Loss on extinguishment of debt	-	0.9	0.2	1.0
Shareholder litigation settlement recoveries	-	-	(6.0)	(4.5)
Other adjustments	(0.1)	0.7	0.8	0.4
Adjusted EBITDA	$ 142.2	$ 182.2	$ 429.9	$ 492.1
Minus:				
Interest expense	23.2	24.4	68.0	76.5
Income tax provision, as adjusted	17.5	37.9	57.9	87.7
Depreciation expense	12.7	13.4	40.3	41.2
Amortization of non-acquisition related intangible assets	2.5	3.8	8.1	10.6
Adjusted Net Income	$ 86.3	$ 102.7	$ 255.6	$ 276.1
Free Cash Flow				
Cash flows - operating activities	$ 114.2	$ 103.8	$ 244.3	$ 298.3
Minus:				
Capital expenditures	9.1	11.3	33.8	32.1
Free Cash Flow	$ 105.1	$ 92.5	$ 210.5	$ 266.2

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Reconciliation of Segment Adjusted EBITDA to Income Before Income Taxes

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF SEGMENT ADJUSTED EBITDA TO INCOME BEFORE INCOME TAXES
(Dollars in millions)
(Unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,	
	2019	2018	2019	2018
Revenue				
Industrials	$ 315.9	$ 320.0	$ 968.2	$ 965.7
Energy	208.5	298.8	664.4	814.1
Medical	72.3	70.5	213.5	197.3
Total Revenue	$ 596.7	$ 689.3	$ 1,846.1	$ 1,977.1
Segment Adjusted EBITDA				
Industrials	$ 70.1	$ 72.1	$ 217.7	$ 210.0
Energy	55.4	94.9	171.7	242.5
Medical	22.4	20.5	63.8	54.4
Total Segment Adjusted EBITDA	$ 147.9	$ 187.5	$ 453.2	$ 506.9
Less items to reconcile Segment Adjusted EBITDA to Income Before Income Taxes:				
Corporate expenses not allocated to segments	$ 5.7	$ 5.3	$ 23.3	$ 14.8
Interest expense	23.2	24.4	68.0	76.5
Depreciation and amortization expense	43.1	44.4	132.9	134.6
Restructuring and related business transformation costs	9.9	12.3	16.1	25.2
Acquisition related expenses and non-cash charges	15.9	2.8	34.7	13.1
Expenses related to public stock offerings	-	0.3	-	2.2
Establish public company financial reporting compliance	-	1.3	0.6	3.2
Stock-based compensation	0.5	1.1	16.9	2.9
Foreign currency transaction (gains) losses, net	(0.6)	(0.8)	3.1	(0.6)
Loss on extinguishment of debt	-	0.9	0.2	1.0
Shareholder litigation settlement recoveries	-	-	(6.0)	(4.5)
Other adjustments	(0.1)	0.7	0.8	0.4
Income Before Income Taxes	$ 50.3	$ 94.8	$ 162.6	$ 238.1

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Important Additional Info and No Offer or Solicitation IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the pending merger transaction between Gardner Denver and Ingersoll Rand Industrial, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxystatement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll-Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transactionwill be set forth in the proxy statement/prospectus when it is filed with the SEC. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offerto buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shallbe made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019. 20